Mail Stop 6010

								February 8, 2006

Via U.S. Mail and Facsimile (585) 427-2433

Mr. Darryl L. Canfield
Chief Financial Officer
Biophan Technologies, Inc.
150 Lucius Gordon Drive, Suite 215
West Henrietta, New York 14586

Re:	Biophan Technologies, Inc.
	Form 10-KSB for year ended February 28, 2005
      Filed May 27, 2005
      Response Letter dated February 2, 2006
	File No. 000-26057

Dear Mr. Canfield:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended February 28, 2005

Item 7. Financial Statements, page 28

Note 2. Business combinations, page F-13

1. We note that prior comment five with regard to the requirement to provide financial statements that were audited in accordance with U.S. generally accepted auditing standards is pending the resolution of your waiver request with the Division of Corporation Finance Office of Chief Accountant. Please clarify the periods presented in the financial statements for aMRIs GmbH and MR:Comp GmbH filed in accordance with Item 310 of Regulation S-B. Clearly state that the periods being presented represent inception to the end of the period, including the dates of the beginning and the end of the periods, and the phrase "from inception", if applicable, in the headers.

2. As a related matter, please tell us whether the acquired entities were formed on February 19, 2004 and November 4, 2004 for MR:Comp
GmbH and aMRIs GmbH, respectively, or had predecessor companies.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Praveen Kartholy at (202) 551-3778 or me at
(202) 551-3616 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202)
551-3676.


      Sincerely,



Lynn Dicker
Reviewing Accountant


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Mr. Darryl L. Canfield
Biophan Technologies, Inc.
February 8, 2006
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